Exhibit 4.21

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PATENT LICENSE AGREEMENT

This PATENT LICENSE AGREEMENT (the “Agreement”) is entered into as of August 3, 2006, by and between Inverness Medical Innovations, Inc., a corporation organized and existing under the laws of Delaware (hereinafter called “Inverness”), and Trinity Biotech PLC, a corporation organized and existing under the laws of the Republic of Ireland (hereinafter called “Trinity”).

Inverness and one of its affiliates and Trinity are parties to a Settlement Agreement and Mutual Release dated as of the date set forth above (the “Settlement Agreement”) pursuant to which certain litigation was settled and, among other conditions, the parties agreed that Inverness would license or sub-license to Trinity certain patents. Trinity desires to acquire a limited, nonexclusive license under those patents on the terms set forth herein. In consideration of the promises and mutual covenants herein contained and contained in the Settlement Agreement, Inverness and Trinity agree as follows:

Section 1. Definitions.

“Affiliate” shall mean shall mean any entity that controls, is controlled by, or is under common control with a party hereto. For purposes of this definition, “control” shall mean (i) in the case of corporate entities, direct or indirect ownership of a majority of the stock or shares having the right to vote for the election of directors, and (ii) in the case of non-corporate entities, direct or indirect ownership of a majority of the equity interest with the power to direct the management and policies of such non-corporate entities.

“Charlton Field” shall mean sale through any channels for use by licensed professional health-care providers (including hospitals, physicians acting as such and licensed professional health-care centers).

“Charlton Patents” shall mean the following, to the extent Controlled by Inverness or its Affiliates: (i) U.S. Patent Nos. 5,714,389, 5,989,921, and 6,485,982; (ii) U.S. Patent Application No. 11/035,047; (iii) any continuations or divisionals of such patents and patent applications, whether such continuations or divisionals are filed before or after the Effective Date; and (iv) any foreign counterparts of the patents and patent applications described in sub-paragraphs (i)-(iii) above.

“Control” shall mean the ability of a party to grant a license or sublicense under any Patent Rights without violating the terms of any agreement or other arrangement with any Third Party.

“Current Patents” shall mean the following, to the extent owned or Controlled by Inverness or its Affiliates: (i) U.S. Patent Nos. 6,352,862; 6,534,320; 5,622,871; 5,656,503; 6,187,598; 4,956,302; 6,627,459; and 5,120,643; (ii) U.S. Patent Application Nos. 09/780,351; 10/990,946; 09/944,389; 10/328,402; 10/456,771, and 10/328,403; (iii) any continuations or divisionals of such patents and patent applications, whether such continuations or divisionals are filed before or after the Effective Date; and (iv) any foreign counterparts of the patents and patent applications described in sub-paragraphs (i)-(iii) above.

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“Effective Date” shall mean the date on which this Agreement is executed by the party which lasts executes this Agreement.

“Existing Products” shall mean the Trinity products listed on Exhibit B, provided such products are manufactured by Trinity or any Trinity Subsidiary.

“Future Patents” shall mean: (a) any continuation-in-part of the Current Patents, and any foreign counterparts of any such continuation-in-part; (b) any continuation-in-part of the Charlton Patents and any foreign counterparts of such continuation-in-part, provided that the inclusion of this sub-paragraph (b) in this definition of Future Patents shall not be construed to grant any license to Charlton Patents outside the Charlton Field; and (c) any other Patent Rights in respect of which Inverness acquires ownership or Control after the Effective Date and that would be infringed by Trinity’s (including Trinity Subsidiaries) making, using, offering for sale, importing or selling Licensed Products.

“Future Product” means any diagnostic product that is first commercially sold after the Effective Date:

(a) the manufacture, use, sale or importation of which would, but for the licenses granted herein, infringe at least one claim of the Current Patents or Charlton Patents; and

(b) that is manufactured by Trinity or any Trinity Subsidiary; and

(c) that is “Developed or Substantially Developed” by Trinity or any Trinity Subsidiary, where “Developed or Substantially Developed” means that all or substantially all of the technical product development man/hours required to take the product from conception to market were spent by employees or individuals engaged as contractors by Trinity or a Trinity Subsidiary;

but excluding the following:

(d) any diagnostic products for women’s healthcare applications, including without limitation pregnancy hormone (hCG) and ovulation (LH);

(e) any cardiac tests, cardiovascular risk assessment tests or diagnostic product designed to test for cardiovascular disease other than D-dimer test products;

(f) any product acquired by Trinity or any Trinity Subsidiary after the Effective Date (and the parties agree, without limitation of the foregoing, that where a product had been sold to an arms-length purchaser in the United States of America or a member country of the European Union on or before being acquired by Trinity or such Trinity Subsidiary, such product has been acquired, and not Developed or Substantially Developed by Trinity); and

(g) any product Developed or Substantially Developed before the Effective Date by a Third Party that is acquired by Trinity or a Trinity Subsidiary, or that otherwise becomes a Trinity Subsidiary, after the Effective Date.

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For the avoidance of doubt, the parties agree that the exclusion set forth in sub-paragraph (f) of this definition of Future Product is not intended to limit the scope of sub-paragraph (c), but rather provides an example of a product that was not “Developed or Substantially Developed” by Trinity or a Trinity Subsidiary.

“HIV Products” shall mean Licensed Products used to test for the presence of HIV.

“Kang Patents” shall mean U.S. Patent Nos. 6,737,277, 6,541,277, 6,506,612, 6,027,943, 5,728,587, 5,559,041, and 5,252,496, any continuations, continuations-in-part or divisionals of the foregoing patents, and any foreign equivalents of any of the foregoing.

“LDC Countries” shall mean those countries set forth on Exhibit A attached hereto.

“Licensed Product” shall mean (a) Existing Products; and (b) Future Products, but, with respect to Future Patents, only to the extent set forth in Section 2.3.

“Net Sales” shall mean the amount invoiced by Trinity or Trinity Subsidiaries on sales of the Licensed Products less: (a) customary trade, quantity or cash discounts actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return of the Licensed Products and amounts paid by reason of late delivery of Licensed Products; (c) commissions paid to brokers or government imposed rebates; and (d) to the extent separately stated on purchase orders, invoices or other documents of sale, taxes levied and/or other governmental charges made as to production, sale, transportation, delivery or use of the Licensed Products. Notwithstanding the foregoing definition, if Licensed Products are transferred for less than fair market value (for example as part of a “bundle” of products or as a “loss leader”), Net Sales attributable to such Licensed Products shall be no less than their fair market value, which shall be calculated based on the sales price of comparable Licensed Products sold separately in the same market.

“Non-Retail Field” shall mean products sold through any distribution channels other than the Retail Field.

“Patent Rights” shall mean (a) any patents, pending patent applications, any patents issuing therefrom worldwide, and all provisional rights with respect to patent applications, (b) any substitutions, divisionals, patents of addition, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates, term extensions (under applicable patent law or regulation or other law or regulation), and certificates of invention of any patents or patent applications described in clause (a); and (c) all rights in any of the foregoing.

“Retail Field” shall mean products sold to consumers through retail distribution channels for use by a consumer without the supervision of any health care professional.

“Third Party” shall mean any person or entity other than Trinity and Trinity Subsidiaries, or Inverness and Inverness Affiliates.

“Third Party Mark” shall mean any trademark, trade name or trade dress, all right, title and interest (including all goodwill) in which is wholly owned by any Third Party.

“Trinity HIV Product” shall mean the FDA approved Trinity Unigold Lateral Flow HIV Test.

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“Trinity Mark” shall mean any trademark, trade name or trade dress, all right, title and interest (including all goodwill) in which is wholly owned by Trinity or any Trinity Subsidiary.

“Trinity Subsidiary” shall mean a corporation, company or other entity: (a) more than fifty percent (50%) of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are owned or controlled, directly or indirectly, by Trinity, or a corporation, company or other entity that is subsequently formed by Trinity during the term of the Agreement, which corporation, company or other entity does not include assets from a Third Party, but such corporation, company or other entity shall be deemed to be a Trinity Subsidiary only so long as such ownership or control exists; or (b) which does not have outstanding shares or securities, as may be the case in a partnership, joint venture or unincorporated association, but more than fifty percent (50%) of whose ownership interest representing the right to make the decisions for such corporation, company or other entity is owned or controlled, directly or indirectly, by Trinity, or a corporation, company or other entity that is subsequently formed by Trinity during the term of the Agreement, but such corporation, company or other entity shall be deemed to be a Trinity Subsidiary only so long as such ownership or control exists.

Section 2. Lateral Flow Licenses.

2.1 License to Lateral Flow Patents. Subject to the terms and conditions of this Agreement, Inverness grants to Trinity (including Trinity Subsidiaries) a non-exclusive, non-transferable (except as set forth in Section 11 below), non-sublicensable, worldwide, royalty-bearing license, under the Current Patents and Future Patents to make, use, offer for sale, import and sell: (a) Licensed Products sold by Trinity under a Trinity Mark (and no Third Party Mark) in the Non-Retail Field; (b) HIV Products sold by Trinity under a Trinity Mark (and no Third Party Mark) in the Retail or Non-Retail Field; and (c) HIV Products sold by Trinity to any Third Party for re-sale in the Retail or Non-Retail Field by such Third Party under a Third Party Mark owned by such Third Party (“Re-Branded HIV Products”).

2.2 License to Charlton Patents. Subject to the terms and conditions of this Agreement, Inverness grants to Trinity (including Trinity Subsidiaries) a non-exclusive, non-transferable (except as set forth in Section 11 below), non-sublicensable, worldwide, royalty-bearing license, under the Charlton Patents to make, use, offer for sale, import and sell: (a) Licensed Products sold by Trinity under a Trinity Mark (and no Third Party Mark) in the Charlton Field; (b) HIV Products sold by Trinity under a Trinity Mark (and no Third Party Mark) in the Charlton Field; and (c) HIV Products sold by Trinity to any Third Party for re-sale by such Third Party as Re-Branded HIV Products in the Charlton Field.

2.3 Limitations on Licenses as to Future Patents. The licenses granted in Sections 2.1 and 2.2 grant licenses to Future Patents: (a) for Existing Products; and (b) for Future Products, but only with respect to claims in the Future Patents that are infringed by the making, using, selling or importing of any Existing Product. Otherwise, Inverness grants no right or license to any Future Patents under this Agreement, including without limitation any license to any Future Patent except as described in the foregoing sentence.

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2.4 Have Made Restrictions and Exception. The licenses granted in Sections 2.1 and 2.2 shall not permit Trinity to have Licensed Products made by any Third Party, with the following exceptions: (a) at any time during the Term with respect to HIV Products sold by Trinity for final sale in any country that is a member of the Economic Community of West African States as at the Effective Date, Trinity may have any part of the manufacturing process from the uncut nitrocellulose sheet stage onwards conducted by a contract manufacturer located in Nigeria; and (b) after the third anniversary of the Effective Date, Trinity may subcontract the manufacture of any HIV Products to any contract manufacturer. Trinity shall execute a written sublicense with any contract manufacturer which shall be subject to Trinity’s rights and obligations under the terms of this Agreement, and shall provide a copy of the sublicense agreement to Inverness within 30 days’ after execution. Trinity shall ensure that any such sublicense agreement contains terms that are at least as protective of the Current Patents, Charlton Patents and Future Patents as the terms set forth herein, and contains no terms that would be in violation of the license grant set forth in this Agreement, and, with respect to such sublicense agreement, shall cause any contract manufacturer to assume and perform all of the covenants and obligations of Trinity to Inverness contained in this Agreement, to the extent applicable to such contract manufacturer’s exercise of its sublicense rights. Upon termination of this Agreement as provided herein, any sublicense agreement shall thereupon automatically terminate, and Trinity shall cause any sublicense agreements to provide for such termination. Except as set forth above or in Section 11, Trinity shall otherwise have no right to sublicense, transfer or assign any right or license granted by Section 2.1 or 2.2, and any purported sublicense, transfer or assignment shall be void.

2.5 Use of Distributors. The restrictions in Section 2.1, 2.2 and 2.4 on transfer and sub-licensing of license rights shall not prohibit Trinity or Trinity Subsidiaries from distributing Licensed Products under a Trinity Mark through any distributor that is granted only the right to offer for sale and sell Licensed Products under such Trinity Mark where such products and their packaging are not modified by the distributor from the form in which the products and packaging are shipped by Trinity or the Trinity Subsidiary, nor shall such restrictions prevent third parties that purchase HIV Products from Trinity (including Trinity Subsidiaries) for re-sale as Re- Branded HIV Products from selling such Re-Branded HIV Products through distributors selling such Re-Branded HIV Products under the same packaging and Third Party Mark (any such distributor a “Distributor”). Inverness acknowledges that Distributors include distributors that sell Licensed Products on commission as well as distributors that purchase Licensed Products from Trinity (including Trinity Subsidiaries) for resale for the distributor’s own account.

2.6 Section 365(n). The licenses granted under this Section 2 shall be treated as licenses of rights to “intellectual property” (as defined in Section 101(56) of Title 11 of the United States Code, as amended (the “Bankruptcy Code”)) for purposes of Section 365(n) of the Bankruptcy Code. The parties agree that Trinity may elect to retain and may fully exercise all of its rights and elections under the Bankruptcy Code provided that it abides by the terms of this Agreement.

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2.7 Marking. To the extent commercially feasible and consistent with prevailing business practices, Trinity and Trinity Subsidiaries shall mark all Licensed Products in accordance with applicable patent-marking laws of the jurisdiction in which such Licensed Products are manufactured, used or sold.

2.8 Kang Patents. Trinity acknowledges that this Agreement does not and shall not grant any right or license to the Kang Patents.

2.9 Reservation of Rights. Except as expressly set forth herein, this Agreement does not grant to Trinity or Trinity Subsidiaries any right, title, interest, ownership or license, by implication, estoppel or otherwise, to any Patent Rights owned or Controlled by Inverness. Inverness retains the unqualified right to exploit the Current Patents, Charlton Patents and any Future Patents, and to develop, make, have made, use, sell, have sold, lease, or import Licensed Products.

Section 3. Not Used.

Section 4. Royalties and Payment.

4.1 Royalties Payable. Trinity (and/or Trinity Subsidiaries) shall pay royalties to Inverness in respect of Net Sales invoiced after the Effective Date as follows:

(i) With respect to Net Sales in LDC Countries, 1% of Net Sales invoiced on or before December 31, 2008, and 2% of Net Sales invoiced thereafter;

(ii) With respect to Net Sales of HIV Products in the Retail Field worldwide but excluding LDC Countries, $2.00 per unit of Licensed Product (with each unit being a single diagnostic test) or 10% of Net Sales for such unit, whichever is greater; and

(iii) With respect to all other Net Sales, 5% of Net Sales invoiced on or before December 31, 2008, and 8.5% of Net Sales invoiced thereafter.

4.2 Royalty Increase on Change of Control. In the event of any Change of Control (as defined in Section 11), the royalties payable pursuant to Section 4.1(iii) above shall increase to 10% of Net Sales, whether such Net Sales are invoiced before or after December 31, 2008.

4.3 Royalty Conditions. The above royalties shall be payable on a Licensed Product-by-Licensed Product basis. The royalty term for each Licensed Product shall continue until the date when the last to expire of the Current Patents, Charlton Patents or Future Patents (if any) covering such Licensed Product expires. In the event that more than one Current Patent, Charlton Patent or Future Patent (if any) is applicable to any Licensed Product subject to royalties under this Section 4, then only one royalty shall be paid to Inverness in respect of such Licensed Product. Furthermore, in no event shall more than one royalty be due hereunder with respect to any Licensed Product.

4.4 Interest. Trinity (and/or Trinity Subsidiaries) shall be liable for interest on any overdue royalty payment commencing on the date such royalty payment becomes due, at an annual rate which is the greater of eight percent (8%) and one percentage point higher than the

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prime interest rate as quoted by the head office of Citibank, N.A., New York, at the close of banking on such date, or on the first business day thereafter if such date falls on a non-business day. If such interest rate exceeds the maximum legal rate in the jurisdiction where a claim therefor is being asserted, the interest rate shall be reduced to such maximum legal rate.

4.5 Underpayments. In the event an audit under the provisions of Section 5.6 identifies an underpayment of royalties by Trinity, Trinity shall pay an amount equal to such underpayment within sixty days of Inverness’s written request following such audit. Such amounts shall be subject to interest under the provisions of Section 4.4.

Section 5. Royalty Accruals, Records, Reports and Other Information.

5.1 Royalty Accrual. Royalties shall accrue when a Licensed Product is first sold or otherwise transferred for value by Trinity or a Trinity Subsidiary to a Third Party (including, except as otherwise agreed in writing by Inverness, sold or otherwise transferred to Inverness or any Inverness Affiliate).

5.2 Currency Conversion. Trinity shall pay all royalties and other payments due hereunder in United States dollars. All royalties for an accounting period in respect of Net Sales billed and received in other currencies shall be converted into United States dollars at the exchange rate for bank transfers from such currency to United States dollars as quoted by the head office of Citibank, N.A., New York, at the close of banking on the last day of such accounting period (or the first business day thereafter if such last day shall be a non-business day).

5.3 Quarterly Report and Payment. Within thirty (30) days after the end of each calendar quarter during the Term, Trinity shall furnish to Inverness a written report containing the information specified in Section 5.4 and shall pay to Inverness all royalties accrued hereunder for such calendar quarter.

5.4 Content of Reports. Trinity’s written reports shall be certified by an officer of Trinity and shall contain for each type of Licensed Product upon which a royalty has accrued (i) a description of said Licensed Product, (ii) the quantity of such Licensed Product sold or otherwise transferred during the accounting period, (iii) the price at which the Licensed Product was sold, (iv) the region (LDC Country or other than LDC Country) in which it was sold, (v) Net Sales attributable to each of the Licensed Products during such accounting period and (vi) the calculation of royalties and the total royalties due Inverness. In the event no royalties are due, Trinity’s report shall so state.

5.5 Verification of Licensed Products. For the purpose of determining whether products offered for sale or otherwise marketed by Trinity (including Trinity Subsidiaries) and not identified by Trinity as Licensed Products in the reports delivered pursuant to Section 5.4 should be considered Licensed Products, Trinity shall, within thirty (30) days of a written request by Inverness for confirmation that any such product is not a Licensed Product (such request to include the basis on which Inverness believes the product is a Licensed Product), provide to an independent outside patent attorney selected by Inverness and reasonably acceptable to Trinity, which patent attorney shall at Trinity’s request enter into a confidentiality agreement reasonably

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acceptable to Trinity as a condition precedent to receiving such materials containing terms consistent with the provisions of Section 9, evidence that the product does not in fact infringe any Current Patent, Charlton Patent or any Future Patent. Such patent attorney shall only disclose his/her conclusions regarding whether the products that are the subject of Inverness’s request should be characterized as Licensed Products, including the basis for such conclusion, but shall not disclose the materials provided by Trinity without Trinity’s prior written consent, except to the extent that the disclosure is necessary to provide the basis for the conclusion regarding infringement. Such patent attorney shall simultaneously provide Trinity and Inverness with a copy of any such conclusions.

5.6 Records and Audit. Trinity (including Trinity Subsidiaries) shall establish and maintain complete and accurate records in sufficient detail to permit the determination of Licensed Products subject to this Agreement, the royalties due Inverness, and the accuracy of the information in Trinity’s written reports.

(a) Such records shall include, but not be limited to, detailed records supporting the information provided under Section 5.4 which, if applicable, shall be kept in accordance with generally accepted accounting principles (“GAAP”).

(b) Such records shall be kept for two years following the reporting period to which they pertain.

(c) Upon Inverness’s written request for an audit, Trinity will permit an independent certified public accounting firm of recognized standing, selected by Inverness and reasonably acceptable to Trinity, together with a limited number of such independent legal and technical support personnel as Inverness deems necessary which personnel are reasonably acceptable to Trinity, to examine, during ordinary business hours, records, materials, and manufacturing processes of Trinity for the purpose of verifying the accuracy of the royalty reports and payments by Trinity. The audit shall be limited to pertinent books and records for any calendar year ending not more than twenty-four (24) months prior to the date of such request. Such audit right shall not be exercised more than once in any calendar year. The accounting firm and legal and technical firm employees shall sign confidentiality agreements reasonably acceptable to Trinity as a condition precedent to their audit, which shall contain terms consistent with the provisions of Section 9. Trinity may designate competitively sensitive information which such auditor may not disclose to Inverness; provided, however, that such designation shall not encompass the auditor’s conclusions. The accounting firm shall disclose to Inverness only whether the royalty reports are correct or incorrect and the specific details concerning any discrepancies.

(d) Such requested audit shall be restricted to an audit of those records, materials, and manufacturing processes reasonably related to Licensed Products, Current Patents, Charlton Patents and Future Patents (if any). Accordingly, such records and materials shall include the records specified in this Section 5.6 and other general financial information to the extent necessary to provide a cross-check for the amount of royalties reported. Such financial information shall include, but not be limited to, records on the total revenue derived from Licensed Products for the accounting period with documentation supporting the non-payment of royalty on that portion of the total revenue which Trinity claims should not be included in Net Sales, records of sales of products that were bundled with Licensed Products, and records pertaining to Licensed Products that were transferred for below fair market value.

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(e) Trinity shall provide its full cooperation in such audit.

(f) Inverness shall pay the cost of such audit. However, in the event that the audit reveals underpayment of five percent (5%) or more of the royalties which should have been paid for the accounting periods being audited, then Trinity shall pay for the cost of such audit.

Section 6. Option To Distribute.

6.1 Grant of Option. Trinity hereby grants Inverness the option to serve as the exclusive distributor of the Trinity HIV Product in the Retail Field in the United States, subject to the parties’ negotiation of a mutually acceptable distribution agreement (the “Option”). Inverness shall exercise the Option by delivering to Trinity written notice of its intention to exercise the Option during the period beginning on the Effective Date and ending on the six-month anniversary of the Effective Date (the “Option Period”), after which such Option shall expire. In the event that Inverness exercises the Option within the Option Period, Trinity shall use its best efforts to negotiate in good faith with Inverness the terms of a mutually acceptable distribution agreement. Trinity shall negotiate with Inverness for not less than three (3) months after exercise of the Option (unless the parties conclude an agreement within that period). During the Option Period and such negotiation period, Trinity shall not appoint any Third Party to distribute the Trinity HIV Product in the United States. If the parties are unable to reach mutually agreeable terms within the three month period, the parties hereby agree to submit the matter to a third party mediator, and to work with such mediator in good faith to arrive at a resolution for a period of up to 30 days from appointment of the mediator.

6.2 Inverness Credit. If Inverness exercises the Option and the parties enter into an agreement within 9 months after the Effective Date pursuant to which (a) Trinity appoints Inverness as the exclusive distributor of the Trinity HIV Product in the Retail Field in the United States (that is, neither Trinity nor any Trinity Subsidiary nor any Third Party may distribute the Trinity HIV Product in the Retail Field in the United States); and (b) Inverness agrees not to distribute or sell any other HIV diagnostic tests in the Retail Field in the United States during the term of such agreement, then Trinity agrees that Inverness may withhold and retain 20% of the amounts otherwise due to Trinity in each payment period under such distribution agreement, until Inverness has withheld and retained a total of $1 million in such payments.

Section 7. Term of Agreement; Termination.

7.1 Term. The term of this Agreement shall be from the Effective Date hereof until the last to expire of the Current Patents, Charlton Patents or Future Patents, unless it is sooner terminated in accordance with this Section 7 (the “Term”).

7.2 Termination for Trinity Convenience. Trinity may terminate this Agreement at any time on written notice to Inverness. Such termination shall be effective on the date such notice is mailed.

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7.3 Termination for Breach. If either party shall breach any material provision of this Agreement, and such failure has not been cured within sixty (60) days after written notice from the non-breaching party specifying the nature of such failure, the non-breaching party shall have the right to terminate this Agreement on written notice to the breaching party.

7.4 Termination on Insolvency. If any party enters any involuntary bankruptcy, insolvency, receivership, dissolution, or similar proceeding which continues for thirty (30) days from filing, or any voluntary bankruptcy, insolvency, receivership, dissolution, liquidation, or similar proceeding, or otherwise fails to be able to pay its debts as and when they fall due, the other party may terminate this Agreement on written notice to such party.

7.5 Termination for Patent Challenge. If Trinity or any Trinity Subsidiary shall challenge the validity of any of the Current Patents, Charlton Patents or Future Patents before any court or governmental agency, then this Agreement and the licenses granted herein shall terminate immediately without notice.

7.6 Effect of Termination. No termination of this Agreement shall relieve either party of any obligation or liability accrued hereunder prior to such termination (including unpaid royalties), or rescind or give rise to any right to rescind anything done by Trinity or any payments made or other consideration given to Inverness hereunder prior to the time such termination becomes effective, and such termination shall not affect in any manner any rights of either party arising under this Agreement prior to such termination. The provisions of Sections 5 (with respect to sales made through the effective date of termination), 7.6, 8, 9, 10, 11 and 12.3-12.8 shall survive any termination or expiration of this Agreement in accordance with their respective terms.

Section 8. Warranty, Disclaimers, Indemnification, Insurance and Limitation of Liability.

8.1 Mutual Representations and Warranties: Each Party represents and warrants that:

(a) it has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

(b) this Agreement constitutes a valid and binding agreement, enforceable against it in accordance with its terms; and

(c) the execution, delivery and performance of this Agreement does not violate any law, statute, ordinance, rule or regulation, or any judgment, injunction, order, writ or decree of any court, arbitrator, or governmental entity by which such Party or any of its assets or properties may be bound, and does not conflict with or result in the breach or termination of any license, permit, approval, consent, franchise, lease, contract, or other instrument or agreement by which such party is bound.

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8.2 Inverness Warranty. Inverness represents and warrants that:

(a) it has the full right and power to grant the licenses set forth in Section 2 and Section 3, and that there are no outstanding agreements, assignments, or encumbrances inconsistent with the provisions of such licenses or with any other provisions of this Agreement;

(b) as at the Effective Date, the Current Patents and Charlton Patents include all Patent Rights owned or Controlled by Inverness or Inverness Affiliates that are used in, useful or necessary for the manufacture, use, sale or importation of Licensed Products, and Inverness and Inverness Affiliates have not taken any action to exclude from the Current Patents or Charlton Patents any such Patent Rights; and

(c) to the best of the Inverness’s knowledge, all Patent Rights licensed hereunder are valid and enforceable, and all patents, if any, issuing on any of the pending patent applications of the Patent Rights will be valid and enforceable.

8.3 Disclaimer. Inverness does not represent or warrant that the Current Patents or Charlton Patents are applicable to any particular Licensed Product. Inverness also makes no other representations or warranties, express or implied, and hereby disclaims the implied warranties of merchantability, fitness for a particular purpose or non-infringement of third party rights. Inverness disclaims and Trinity assumes any liability in respect of any infringement of patents or other rights of Third Parties due to Trinity’s operation under the license herein granted. Without limiting the disclaimer, Inverness specifically disclaims any representation, warranty or implication that the licenses granted hereby are sufficient for Trinity to make, use, lease, import, sell and otherwise transfer Licensed Products.

8.4 Indemnification. Trinity shall indemnify, defend, and hold harmless Inverness and its Affiliates and their directors, officers, employees and agents and their respective successors, heirs and assigns (the “Indemnitees”), against any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon any of the Indemnitees by any Third Party in connection with any claims, suits, actions, demands or judgments arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) concerning any product, process, or service that is made, used, or sold pursuant to the exercise by Trinity (including Trinity Subsidiaries) of any right or license granted under this Agreement. To receive the benefit of indemnification the Indemnitees must (i) provide Trinity with prompt written notice within twenty (20) days of any claim, suit, action, demand, or judgment for which indemnification is sought under this Agreement; (ii) cooperate fully with Trinity in such defense; and (iii) permit Trinity to conduct and control such defense and the disposition of such claim, suit, or action (including all decisions relative to litigation, appeal, and settlement). Trinity agrees, at its own expense, to provide attorneys reasonably acceptable to Inverness to defend against any such claim. In the event that Inverness has rejected Trinity’s choices of counsel three (3) consecutive times, then Trinity, in its sole decision, shall select counsel acceptable to Trinity. Notwithstanding the provision of Section 8.4(iii), any Indemnitee shall have the right to retain its own counsel, at the expense of Trinity, if representation of such Indemnitee by the counsel retained by Trinity would be inappropriate because of actual or potential differences in the interests of such Indemnitee and any other party represented by such counsel. Trinity agrees to keep Inverness informed of the progress in the defense and disposition of such claim and to consult with Inverness with regard to any proposed settlement. Trinity shall

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have no obligation to indemnify any Indemnitee in connection with any settlement made without Trinity’s written consent. The foregoing indemnification obligations shall not apply to the extent that a court of competent jurisdiction determines that applicable losses arose as a result of any Indemnitee’s negligence or intentional misconduct.

8.5 Insurance. Trinity shall maintain insurance or self-insurance that is reasonably adequate to fulfill any potential obligation to the Indemnitees, but in any event not less than one million dollars ($1,000,000) for injuries to any one person arising out of a single occurrence and two million dollars ($2,000,000) for injuries to all persons arising out of a single occurrence. Trinity shall provide Inverness, upon request, with written evidence of such insurance or self- insurance. Trinity shall continue to maintain such insurance or self-insurance after the expiration or termination of this Agreement during any period in which Trinity continues to make, use, or sell a product that was a Licensed Product under this Agreement, and thereafter for a period of five (5) years.

8.6 Limitation of Liability. EXCEPT FOR BREACHES OF ITS CONFIDENTIALITY OBLIGATIONS HEREUNDER AND FOR VIOLATIONS OF ANOTHER PARTY’S INTELLECTUAL PROPERTY RIGHTS AND FOR DAMAGES CAUSED BY A PARTY’S GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT, IN NO EVENT SHALL A PARTY BE LIABLE TO ANY OTHER PARTY FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING, WITHOUT LIMITATION, DAMAGES RESULTING FROM LOSS OF USE, PROFITS, BUSINESS OR GOODWILL, WHETHER OR NOT THE PARTY ALLEGEDLY CAUSING THE DAMAGE HAS BEEN ADVISED OF THE POSSIBILITY THEREOF. THIS SECTION 8.6 SHALL NOT BE CONSTRUED TO LIMIT TRINITY’S INDEMNIFICATION OBLIGATIONS UNDER SECTION 8.4 HEREOF.

Section 9. Confidentiality.

9.1 Definition. In this Agreement, “Confidential Information” means any material non-public information disclosed by one party (“Disclosing Party”) to the other (“Recipient”), including without limitation any trade secrets, any written information marked “confidential”, any technical or product information, any information relating to the business strategies or plans of such party, and, with respect to Trinity, any information which Inverness obtains from Trinity’s fulfillment of its obligation under Sections 5.3, 5.5 or 5.6.

9.2 Obligations. The Recipient shall: (a) not disclose the Disclosing Party’s Confidential Information to third parties; (b) not use the Disclosing Party’s Confidential Information for any purpose other than for the purposes permitted under this Agreement, provided that the Recipient retains the right to use such information in a court of law, in arbitration, or in other similar proceedings to establish its rights under this Agreement; and (c) limit access to the Disclosing Party’s Confidential Information to those of its personnel for whom such access is reasonably necessary for the purposes permitted under this Agreement. The above mentioned limitations shall not apply to Confidential Information which (i) was in the possession of the Recipient prior to disclosure hereunder; (ii) was in the public domain at the time of disclosure or later became part of the public domain without breach of the confidentiality obligations herein contained; (iii) was disclosed by a Third Party without breach of any

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obligation of confidentiality owed to the Disclosing Party; (iv) is the subject of a subpoena or other validly issued administrative or judicial process requesting disclosure of such Confidential Information; provided, that the Recipient provides prompt notice to the Disclosing Party and permits the Disclosing Party to contest or narrow such request for disclosure, and thereafter complies with such subpoena or other process; or (v) was independently developed by the Recipient without reference to the Disclosing Party’s Confidential Information.

Section 10. Patent Prosecution and Enforcement.

10.1 Prosecution. Inverness and its Third Party licensors shall retain all right, in their absolute discretion, to control the prosecution (or failure to prosecute) all Patent Rights included within the Current Patents, Charlton Patents and Future Patents. Neither party nor any of its Affiliates (including Inverness Subsidiaries) shall be required hereunder to file any patent application, or to secure any patent or patent rights, or to maintain any patent in force, or to provide copies of patent applications to the other party or its Affiliates, or to disclose any inventions described or claimed in such patent applications.

10.2 Enforcement. Trinity shall promptly inform Inverness if and when it becomes aware of any Third Party infringement of any of the Current Patents, Charlton Patents or any Future Patents. Inverness shall not have any obligation hereunder to institute any action or suit against third parties for infringement of any such Patent Rights or to defend any action or suit brought by a Third Party which challenges or concerns the validity of any such Patent Rights. In addition, Trinity shall not have any right to institute any action or suit against third parties for infringement of any of the Current Patents, Charlton Patents or any Future Patents.

Section 11. Assignment.

Trinity (including Trinity Subsidiaries) shall not assign, transfer or grant any right under any of the Current Patents, Charlton Patents or Future Patents whether by agreement, operation of law (as in the case, by way of example, of a Change of Control as hereinafter defined; it being understood that the result of a Change of Control shall be determined in accordance with the following sentence), or otherwise. If, after the Effective Date (a) Trinity is acquired by any Third Party, whether by stock acquisition, merger, consolidation or otherwise (including whether or not Trinity survives as a separate corporation or legal entity as a result of such acquisition), (b) Trinity enters into a transaction in which the outstanding voting stock of Trinity is converted into cash, securities, or other property, or (c) any person, entity or group (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) acquires the majority of the voting power of the voting stock of Trinity, or (d) Trinity sells all or substantially all of the assets of Trinity (any of the foregoing a “Change of Control”), then with automatic effect on occurrence of such Change of Control (the “Change of Control Event”) and without any action required of Inverness, the licenses granted in Sections 2.1 and 2.2 of this Agreement shall thenceforth be limited to Licensed Products which, at the time that Trinity first entered into discussions with a Third Party leading to such Change of Control Event: (i) have been commercially released (that is, have been sold by Trinity or Trinity Subsidiaries as finished products to Third Parties in arms’ length transactions); or (ii) have already been substantially developed, by employees employed by, or individuals engaged as subcontractors by, Trinity or a Trinity Subsidiary.

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Section 12. Miscellaneous.

12.1 Communications and Notices. Payment shall be made by electronic funds transfer. Payments shall be deemed to be made on the date of electronic funds transfer. Any notice or other communication required or permitted to be made or given to either party hereto pursuant to this Agreement shall be sent to such party by facsimile (such notice to be effective when sent, if confirmed by registered airmail or registered or certified mail) or by registered airmail (except that registered or certified mail may be used where delivery is in the same country as mailing) (such mailed notice to be effective on the date which is three (3) business days after the date of mailing), postage prepaid, addressed to it at its address set forth below, or to such other address as it shall designate by written notice given to the other party. The addresses are as follows:

For electronic funds transfers of payments:

To an Inverness account notified in writing to Trinity.

For mailing to Inverness:

Inverness Medical Innovations, Inc.

Attention: Office of the General Counsel

51 Sawyer Road

Waltham MA 02453

USA

For facsimile transmission to Inverness:

Inverness Medical Innovations, Inc.

Attention: Office of the General Counsel

Facsimile: (781) 647 3939

For mailing to Trinity:

Trinity Biotech plc

Attention: Chief Financial Officer

Southern Cross Road

Bray, Co. Wicklow,

Ireland

Facsimile: +353 1 2769883

12.2 No Publicity. Nothing contained in this Agreement shall be construed as conferring any right to use in advertising, publicity, or other promotional activities any name, trade name, trademark or other designation of either party hereto (including any contraction, abbreviation or simulation of any of the foregoing). Each party hereto agrees not to use or refer to this Agreement or any provision thereof in any promotional activity, without the express written approval of the other party.

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12.3 Amendments; Entire Agreement. This Agreement will not be binding upon the parties until it has been signed herein below by or on behalf of each party, in which event it shall be effective as of the Effective Date. No amendment or modification hereof shall be valid or binding upon the parties unless made in writing and signed. This Agreement and any schedules or exhibits hereto or thereto, together with the related Settlement Agreement, embody the entire understanding of the parties with respect to the subject matter hereof and merge all prior discussions between them, and neither of the parties shall be bound by any conditions, definitions, warranties, understandings or representations with respect to the subject matter hereof other than as expressly provided herein. In the event of any conflict or contradiction between the terms of this Agreement and the Settlement Agreement, this Agreement shall control.

12.4 Compliance with Laws. Trinity shall comply with all local, state, federal, and international laws and regulations relating to the development, manufacture, use, and sale of Licensed Products. Trinity expressly agrees to comply with the following: (i) Trinity shall obtain all necessary approvals from U.S. regulatory authorities and any similar governmental authorities of any foreign jurisdiction in which Trinity intends to make, use, or sell Licensed Products; and (ii) Trinity shall comply with all United States laws and regulations controlling the export of commodities and technical data, including without limitation all Export Administration Regulations of the United States Department of Commerce. Among other things, these laws and regulations prohibit, or require a license for, the export of certain types of commodities and technical data to specified countries. Trinity hereby gives written assurance that it will comply with all United States export control laws and regulations, that it bears sole responsibility for any violation of such laws and regulations by itself or any Trinity Subsidiary, and that it will indemnify, defend, and hold Inverness harmless (in accordance with Article 8.4) for the consequences of any such violation.

12.5 Headings. The heading of the several Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

12.6 Severability. If any Section of this Agreement is found by competent authority to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such Section in every other respect and the remainder of this Agreement shall continue in effect.

12.7 Disclosure of Agreement. The parties and each of their respective counsel, and other agents, agree that the negotiations concerning and the terms of this Agreement, including the Agreement, shall be strictly confidential, and shall not be released or disclosed by any party or their counsel in any way to any person, entity, or form of media (including but not limited to written/published media, television, radio or electronic media), unless required by law or by an order of a court of competent jurisdiction. In the event that either party is served with a request or order requiring disclosure of the terms of this Agreement, it shall provide the other party with prompt notice thereof, provided however that the terms of the Agreement may be disclosed

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without notice on a confidential basis to an attorney, auditor, insurance agent or carrier, or other person having a legitimate business need to know such information; provided that the disclosing party ensures that such persons shall be subject to obligations to use such information solely for such purposes.

12.8 Governing Law; Venue. This Agreement shall be construed, and the legal relations between the parties hereto shall be determined, in accordance with the law of the Commonwealth of Massachusetts, United States of America, without reference to its conflicts of law principles. Any claim arising under this Agreement and any action to enforce the terms of this Agreement may be brought only in a state or federal court sitting in Massachusetts and the parties consent to jurisdiction over them by state and federal courts sitting in Massachusetts, and waive any objection to Massachusetts as a convenient forum or venue for any action arising under this Agreement. Before either party may initiate litigation, the chief executive officers of the respective parties shall meet and confer in good faith in an effort to resolve any claims or disputes arising under this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly signed as of the date first above written.

Inverness Medical Innovations, Inc.

Witness		By
Title

Trinity Biotech PLC

Witness	(ILLEGIBLE)	By	(ILLEGIBLE)
		Title	CFO

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EXHIBIT A

LESS DEVELOPED COUNTRIES

Afghanistan

Algeria

Angola

Bangladesh

Belize

Benin

Bhutan

Botswana

Burkina Faso

Burundi

Cameroon

Cape Verde

Central Africa Rep.

Chad

Comoros

Congo

Cote d’Ivoire

Cuba

Djibouti

Dominica

Egypt

Equatorial Guinea

Eritrea

Ethiopia

Fiji

Gabon

Gambia

Ghana

Guatemala

Guinea

Guinea-Bissau

Guyana

Haiti

Honduras

Iran-Islamic Rep. of

Iraq

Jordan

Kenya

Kiribati

Laos

Lebanon

Lesotho

Liberia

Libya

Madagascar

Malawi

Maldives

Mali

Mauritania

Mauritius

Micronesia

Mongolia

Morocco

Mozambique

Myanmar

Namibia

Nepal

Nicaragua

Niger

Nigeria

North Korea

Pakistan

Papua New Guinea

Philippines

Rwanda

Samoa

Sao Tome & Principe

Senegal

Seychelles

Sierra Leone

Solomon Islands

Somalia

Sudan

Suriname

Swaziland

Syrian Arab Rep.

Tanzania

Timor

Togo

Tonga

Tunisia

Tuvalu

Uganda

Vanuatu

Vietnam

West Bank and Gaza

Yemen

Zaire

Zambia

Zimbabwe